UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69092

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ocean Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 NW 42nd Avenue, Suite 500
(No. and Street)

Miami	FLorida	33126
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Manuel M. del Cañal	305-461-6940	mdelcanal@oceanfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO
(Name – if individual, state last, first, and middle name)

100 SE 2nd St., Suite 1700	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manuel M. Del Canal _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ocean Financial Services, LLC _____, as of December 31 _____, 2 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

FINANCIAL STATEMENT
(Public Per Rule 17a-5(e)(3))

For the Year Ended December 31, 2025

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)



Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Member of
Ocean Financial Services, LLC
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Ocean Financial Services, LLC (the "Broker-Dealer") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

$BDO\ USA,\ P.C.$

We have served as the Broker-Dealer's auditor since 2025.

Miami, Florida

April 13, 2026

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$2,145,391
Deposits with clearing brokers	241,703
Receivables from clearing brokers	83,272
Due from affiliate	4,302
Accounts receivable	185,650
Prepaid expenses	15,675
Other assets	6,922
Total Assets	$2,682,915

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation payable	$200,145
Accounts payable and accrued expenses	44,183
Due to affiliate	6,654
Total Liabilities	$250,982

COMMITIMENTS AND CONTINGENCIES (NOTE 8)

Member's Equity	$2,431,933
Total Liabilities and Member's Equity	$2,682,915

The accompanying notes are an integral part of the financial statement.

NOTE 1 – OPERATIONS AND NATURE OF BUSINESS

Description of Business

Ocean Financial Services, LLC (the "Company"), a wholly-owned subsidiary of OFS Holding, LLC (the "Parent"), was formed on January 19, 2010, in the State of Florida. The Parent is the sole member of the Company. On December 5, 2012, the Company received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and with the Securities Investors Protection Corporation ("SIPC").

Ocean Bank (the "Bank") is the sole member of the Parent. Ocean Bank is the largest independent, state-chartered commercial bank headquartered in Florida. Chartered in 1982, Ocean Bank operates its branch network throughout Miami-Dade and Broward counties.

In December 2017, the Parent filed Articles of Organization with the State of Florida to register Ocean Financial Advisors, LLC ("OFA"). OFA is a related party of the Company under common control of the Parent. In addition, the Chief Executive Officer ("CEO") of the Company is the Manager of OFA. OFA filed and was approved as a registered investment adviser in the State of Florida as of November 20, 2018.

Operations and Nature of Business

The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also sells certain offshore investment products for which the Company is a distributor and receives referral fees. The Company is authorized to buy and sell equities, corporate debt, foreign debt, U.S. Government bonds, mutual funds, variable life annuities, securities for its own account, private placements, hedge funds and structured products for its customers primarily residing in Central America, South America and the Caribbean in an agency capacity and receives commissions. The Company operates under a networking arrangement with Ocean Bank to provide brokerage and investment services to the Bank's customers. Custody of securities owned by customers of the Company and all security transactions are settled through third-party clearing brokers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ('U.S. GAAP").

The preparation of financial statement is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. During the normal course of business, account balances at these institutions may exceed federally insured limits. The Company has not incurred any losses to date regarding these excess balances. The Company continually reviews the credit quality of its counterparties. At December 31, 2025, the Company held $1,374,096 in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limit.

Receivables from Clearing Brokers

The Company's receivables from its clearing brokers include amounts due from unsettled trades. The Company's trades are cleared through its clearing brokers and settled daily between the clearing brokers and the Company. Due to this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time.

Accounts Receivable

The Company's accounts receivable consists primarily of amounts accrued for distribution fees and 12b-1 fees recognized during the year that are expected to be received. The Company evaluates its accounts receivable for expected credit losses in accordance with Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses.*

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets in accordance with ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company continually reviews the credit quality of its counterparties. These financial assets include amounts receivable from clearing brokers, deposits with clearing brokers, accounts receivable, and amounts due from affiliates. As of December 31, 2025, management determined that no allowance for credit losses was required, as all amounts are considered fully collectible.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Government and other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations, including the SEC and FINRA. The Company is also a member of SIPC, as described in Note 1. Such regulation includes, among other things, periodic examinations by the SEC and FINRA to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements.

Clearing Arrangements

Axos Clearing, LLC "Axos", Pershing LLC "Pershing", and Insigneo Securities LLC "Insigneo" are collectively referred to herein as the "clearing brokers" and to provide executions and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing brokers. Pursuant to the clearing agreement with Axos, the Company is required to maintain a deposit of $125,000 with Axos. In addition, the terms of the agreement requires the Company to maintain minimum net capital of no less than $50,000, which is less than the minimum net capital required under applicable regulatory requirements (see Note 5).

The Company entered into a tri party clearing agreement with Pershing and Insigneo on March 2, 2020. Pursuant to the agreement, the Company is required to maintain a deposit of $100,000 with Insigneo at Pershing.

As of December 31, 2025, the deposits with clearing brokers were $241,703.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company operates in a single reportable segment; therefore, all financial information, including revenues, expenses, and assets, is included in the accompanying financial statement.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and, accordingly, is not subject to income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of the Bank and taxed depending on the Bank's tax situation. As a result, the financial statement do not reflect a provision for income taxes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Accounting Standards to be Adopted in Future Periods

Credit Losses. In July 2025, the FASB issued ASU No. 2025-05 ("ASU 2025-05"), *Financial Instruments - Credit Losses*. The guidance provides an optional practical expedient when applying the guidance related to the estimation of expected credit losses for current accounts receivable and current contract assets resulting from transactions arising from contracts with customers. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim reporting periods, with early adoption permitted. The Company is evaluating the impact of the standard on its financial statements.

NOTE 3 – RECEIVABLES FROM CLEARING BROKERS

As of December 31, 2025, commissions receivable of $52,777 were held at the clearing brokers. In addition, the Company held $30,495 in cash in a firm account with the clearing brokers.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commissions (the "Net Capital Rule"), which requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3 % of aggregate indebtedness as defined. At December 31, 2025, the Company's net capital was $982,563, which exceeded requirements by $882,563. As of December 31, 2025, the Aggregate Indebtedness was $250,982, and the ratio of aggregate indebtedness to net capital was .2554 to 1.

NOTE 5 – CONCENTRATION OF RISK

Major Customers

One customer represented 35% of the accounts receivable as of December 31, 2025.

Substantially all transactions are cleared through Pershing, and deposits with clearing brokers and receivables from clearing brokers are primarily due from Pershing.

Off-Balance Sheet Risks

In the normal course of business, the Company's customers' activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contract obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company clears transactions through its clearing brokers, which carry customer accounts and may extend credit to customer subject to regulatory and internal margin requirements. Such credit is collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased (i.e., short sales), which are cleared and carried through its clearing broker. Such transactions may expose the clearing broker, and indirectly the Company, to off-balance sheet risk in the event the customer fails to fulfill its obligations. The Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

Commissions are earned upon purchase of the investment by the customer and generally received within 30 days from the date of purchase by the product provider. Terms of the distribution agreements allow for the cancellation of the investment by the customer. If the investment is cancelled in part or in whole by the customer within one year of purchase, the distribution company may charge back up to 50% of the commission. Such chargebacks are recorded as reductions of commission revenue in the period they occur. Based on management's historical experience and assessment of expected cancellations, the Company has concluded that a material revenue reversal is not probable and, therefore, no refund liability has been recorded as of December 31, 2025.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company held demand deposit accounts with the Bank totaling $1,624,096, which are included in cash and cash equivalents in the statement of financial condition, and an amount payable for commissions due to OFA of $6,654 which is reflected as due to affiliate in the statement of financial condition. In addition, there was an outstanding receivable due from the Bank of $4,302 in referral fees.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Support

The Company receives financial support from the Bank to maintain regulatory capital and fund operations as needed. During the year ended December 31, 2025, the Company received a capital contribution of $500,000 from the Bank.

Litigation

The Company may be involved from time to time in litigation or claims arising in the ordinary course of its business. The Company has determined that there is no litigation reserve required as of December 31, 2025.

NOTE 8 – COMMITMENTS AND CONTINGENCIES -CONTINUED

Arbitrations and Mediations

In the normal course of business, the Company is subject to regulatory proceedings in connection with conduct of its operations. At times, it is possible that these matters could result in censures or fines. There were no fines or censures incurred during the year ended 2025.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through April 13, 2026, the date the financial statements were issued. Based on this evaluation, the Company determined that no subsequent events were required to be recognized or disclosed in the financial statement.